UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ReShape Lifesciences Inc.

Full Name of Registrant

Former Name if Applicable

1001 Calle Amanecer

Address of Principal Executive Office (Street and Number)

San Clemente, California 92673

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

ReShape Lifesciences Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) within the prescribed time period because it is continuing to assess the purchase accounting from its June 2021 merger with Obalon Therapeutics Inc. (“Obalon”). The Company is in the process of completing the assessment of whether its 2021 fiscal year financial statements are materially misstated and require a restatement and the impact to the 2022 fiscal year financial statements to be included in the Form 10-K. The Company is endeavoring to complete its financial close process and Form 10-K filing as promptly as possible; however, there can be no assurance that the Company will be able to file the Form 10-K within the additional time provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

The merger agreement with Obalon provided that Obalon would, obtain “tail” insurance policies with a claims period of at least six years from and after the effective time of the merger for the persons who were covered by the existing directors’ and officers’ liability insurance and fiduciary liability insurance of Obalon at the time of the merger agreement, with terms, conditions, retentions and levels of coverages at least as favorable as such Obalon insurance, with respect to matters existing or occurring at or prior to the effective time of the merger (the “D&O Tail Policy”). Following the merger, the Company had capitalized the D&O Tail Policy as a claims-based contract at the time of the merger and included it as an acquired asset of $1.9 million. The Company is evaluating the D&O Tail Policy to determine if the policy should have been expensed in full on the effective date, which was prior to the closing of the merger.

Depending upon the final results of this analysis, the Company may be required to restate its financial statements for the year ended December 31, 2021. If the Company determines it is necessary to restate its financial statements for the year ended December 31, 2021, there may be other adjustments to its consolidated financial statements, including further adjustments to the Company’s previously disclosed revisions to its statement of operations for the periods ended December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021, and March 31, 2022 to reflect the correction of an immaterial error in the computation of the weighted average shares used to compute basic and diluted net loss per share.

If the Company restates financial information as of and for the year ended December 31, 2021 quarterly and year-to-date periods, such restatements will be included in the 2022 Form 10-K.

The Company’s management is also in the process of assessing the effectiveness of the Company’s internal control over financial reporting. Although this assessment is not yet complete, the Company expects to report a material weakness in the Company’s internal control over financial reporting due to insufficient internal resources with appropriate accounting and finance knowledge and expertise to design, implement, document and operate effective internal controls around the financial reporting process.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the potential restatement of the Company’s financial statements and the Company’s ability to file the 2022 Form 10-K during the extension period. Such forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: whether the Company will identify additional errors in previously issued financial statements and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas Stankovich	(949)	429-6680
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).          Yes ☑  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          Yes ☑  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in Part III above, the Company anticipates significant changes to its results of operations for the period ended December 31, 2022 compared to the period ended December 31, 2021. The Form 10-K is not yet complete and the Company will not know the precise impact of the potential restatement until a determination is made regarding whether the potential restatement is required. For the period ended December 31, 2022, the Company had impairment charges of intangible assets of $18.8 million compared to $28.8 million for the same period in the prior period.

ReShape Lifesciences Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2023	By	/s/ Thomas Stankovich
Thomas Stankovich
Chief Financial Officer